UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FIRST AMENDED
SCHEDULE 13D
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Trading Solutions.com, Inc.
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(NAME OF ISSUER)

COMMON STOCK $.001 PAR VALUE
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(TITLE OF CLASS OF SECURITIES)

89268C103
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(CUSIP NUMBER)

Mark L. Baum
PO Box 1688
Solana Beach, CA 92075
(858) 523-1112
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(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

December 29, 2003
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(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [_]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are set required to respond unless the form displays a currently valid OMB control number.

CUSIP NO. 925903106	SCHEDULE 13D	PAGE 2 OF 4 PAGES

Names of Reporting Persons:	Mark L. Baum
I.R.S. Identification Nos. of above persons (entities only):	N/A

2. Check the Appropriate Box if a Member of a Group (See Instructions)	(a) [_] (b) [_]

3. SEC Use Only:

4. Source of Funds (See Instruction):	PF (PERSONAL FUNDS)

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):	[ ]

6. Citizenship or Place of Organization:	USA

Number of Shares Beneficially by Owned by Each Reporting Person With:
7. Sole Voting Power:	15,000,000 SHARES
8. Shared Voting Power:	NIL SHARES
9. Sole Dispositive Power:	15,000,000 SHARES
10. Shared Dispositive Power:	NIL SHARES

11. Aggregate Amount Beneficially Owned by Each Reporting Person:	15,000,000 SHARES

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	[ ]

13. Percent of Class Represented by Amount in Row (11):	80.97%

14. Type of Reporting Person (See Instructions):	IN

Item 1: Security and Issuer:

This Statement on Schedule 13D relates to the common stock, par value $0.001 per share (the "Shares"), of Trading Solutions.com, Inc., a Nevada Corporation (the "Issuer") and is being filed by Mark L. Baum (the "Reporting Person"). The Issuer's current principal executive offices are located at 2469 E. Fort Union Blvd, Ste 214, Salt Lake City, UT 84121.

Item 2(a) Name:

Mark L. Baum

Item 2(b) Address of Principal Business Office:

2469 E. Fort Union Blvd, Ste 214, Salt Lake City, UT 84121

Item 2(c) Occupation:

CEO & Treasurer

Item 2(d) Criminal Proceedings:

N/A

Item 2(e) Civil Proceedings:

N/A

Item 2(f) Citizenship:

United States

Item 3 Source and Amount of Funds or Other Consideration:

15,000,000 of the issuer's shares were purchased using personal funds.

Item 4 Purpose of Transaction:

See Item 3. This party has no plans or proposals which relates to or would result in any action specified in clauses (a) through (h) of Item 4 of Schedule 13D.

Item 5 Interest in Securities of the Issuer:

(a)    Ownership of 80.97% of Class A common stock of the Company.

(b)    Number of shares as to which such person has:

i)    Sole power to vote or to direct the vote: 15,000,000 shares

ii)    Shared power to vote or to direct the vote: None

iii)    Sole power to dispose or to direct the disposition of: 15,000,000

iv)    Shared power to dispose or to direct the disposition of: None

Item 6 Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer:

N/A

Item 7 Material to Be Filed as Exhibits:

N/A

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:     January 9, 2004

Signature:    /s/ Mark L. Baum

Name/Title:     Mark L. Baum, Chairman and CEO